UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                FEBRUARY 3, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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SHARES IN POLKOMTEL

TDC OFFERS ITS 19,6% STAKE IN POLKOMTEL TO OTHER POLKOMTEL SHAREHOLDERS.

February 1, 2006, Nordic Telephone Company ApS settled its tender offer for TDC A/S entailing that a change of ownership has occurred.

As a consequence of this change of ownership, TDC, in accordance with the shareholders' agreement and the statutes of the Polish mobile operator Polkomtel, has today offered its entire 19.6% stake for sale to the other existing shareholders in Polkomtel at a price per share of EUR 214.04, reflecting the market value of 100% of the share capital of Polkomtel of EUR 4,388m.

Pursuant to the shareholders' agreement and statutes of Polkomtel the offeree shareholders shall within 30 days from receiving the formal notice inform TDC of their position on the offer made. The outcome and the timing of the sale process is dependant on their position.

JP Morgan is acting as the financial advisor to TDC.
Polkomtel had 7 million mobile customers by the end of 2004 and received consolidated revenues of PLN 5,744m which made it the second largest mobile player in the Polish market based on revenues with a market share of around 32%. EBITDA amounted to PLN 1,980m and net profit was PLN 924m in 2004.

The 2004 impact of Polkomtel on TDC's accounts was DKK 266m on income from associated enterprises in TDC's Statement of Income and TDC received dividends from Polkomtel in 2004 amounting to DKK 107m before tax.


For further information please contact TDC Investor Relations at +45 3343 7680.



TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   FEBRUARY 3, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury